October 26, 2007

VIA EDGAR TRANSMISSION

Kathleen Krebs, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Nortel Networks Corporation
Definitive Schedule 14A
Filed March 16, 2007
File No. 1-07260

Dear Ms. Krebs:

We are writing in response to your September 27, 2007 comment letter resulting from your review of the executive compensation disclosure contained in the proxy circular and proxy statement of Nortel Networks Corporation (or the Company) dated March 16, 2007 (or the 2007 Proxy). When we refer in this response letter to “Nortel”, “we”, “our” or “us”, such term refers to the Company or the Company and its subsidiaries, including Nortel Networks Limited (or NNL), its principal operating subsidiary, as applicable. For your convenience, your comments have been restated below in bold type with the numbers corresponding to the numbers in your letter and the response to each comment immediately follows. Consistent with your letter to us, when we refer in our responses to making additional disclosures, we mean that such disclosures will be made in future proxy circular and proxy statements of the Company as applicable. Any such disclosure will also be included in Item 11 – Executive Compensation of the Annual Report on Form 10-K of NNL in the future.

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

Competitive Compensation, page 20

1.

You state that you “generally target” at the 50th percentile range of the comparator companies and retain the ability to vary the target range. Clearly disclose when the target has been varied and explain why. Also explain what is meant by “competitive with comparator company levels” on page 21 for base salary and short-term incentive compensation.

We stated the following on page 20 of the 2007 Proxy:

•	we generally target the 50th percentile range of comparator companies (as such term is defined on page 20 of the 2007 Proxy) in setting executive compensation;
•

the compensation and human resources committee (or the committee) of the boards of directors of the Company and NNL (or the Nortel boards) retains the flexibility to vary the target to take into account an executive’s experience, performance and skills; and

•	targeted total compensation for the named executive officers for the 2006 fiscal year was within approximately the 50th to 60th percentile range of the comparator companies.

In the future, we will clarify that while we generally target the 50th percentile range of the comparator companies, total compensation is not set at precisely the 50th percentile. In 2006, our target total compensation for the named executive officers was within an acceptable range of our targeted percentile. In future filings, we will continue to provide the approximate percentile range for the named executive officers and, where we materially deviate from our general targeted goal of the 50th percentile, we will explain the principal reasons for such material deviations.

We will also clarify that what we meant by “competitive with comparator company levels” was that, based on the market survey data we reviewed, the percentage of our executive officers’ total compensation represented by base salary and short-term incentive compensation was generally similar to the percentages represented by such elements for executive officers of the comparator companies.

Elements of Compensation, page 21

Short-Term Incentives, page 21

2.

Your disclosure on page 22 suggests that the compensation committee establishes performance targets for the fiscal year during the first quarter. To the extent you have available information regarding such targets for the current fiscal year because you already have set the targets, please include disclosure regarding them in your compensation discussion and analysis or provide analysis consistent with the comment below. See Instruction 2 to Regulation S-K Item 402(b)(2).

As discussed in the immediately following response, we do not believe that such performance targets are material to an understanding of the Nortel 2006 annual bonus program under the Nortel Networks Limited SUCCESS Incentive Plan (now called the Nortel Networks Limited Annual Incentive Plan) (or the Incentive Plan). Moreover, we understand Instruction 2 to mean that our Compensation Discussion and Analysis should cover actions regarding executive compensation that were taken after the end of our prior fiscal year that could affect a fair understanding of the named executive officers’ compensation for the prior fiscal year. This is based on the first sentence of the Instruction, which states that the Compensation Discussion and Analysis “should be of the information contained in the Tables and otherwise disclosed pursuant to” Item 402. The tables primarily concern the compensation of named executive officers in prior fiscal years. Even in the case of the possible payments upon termination or change in control table, it assumes termination as of the end of the prior fiscal year. We also base this view on the third sentence of the Instruction which states that “[a]ctions that should be addressed might include, as examples only, the adoption or implementation of new or modified programs or policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year [emphasis added].” We do not believe that disclosure of the performance criteria and relative weightings established under our annual bonus plan for fiscal year 2007, for example, would have provided any additional understanding of the compensation paid to the named executive officers with respect to fiscal year 2006. If, under any particular circumstances in the future, such disclosure could be viewed as having an effect on a shareholder’s understanding of the prior fiscal year’s bonus, we will carefully consider whether such disclosure under Instruction 2 would be necessary.

3.

You disclose on page 22 the types of company and individual performance measures the committee established for determining incentive compensation for the last fiscal year. For each named executive officer, please disclose the performance targets for these measures. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion. Also, disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. To the extent the targets are not stated in quantitative terms, explain how the committee determines the officer’s achievement levels for that performance measure.

Instruction 1 to Item 402(b) of Regulation S-K states that the purpose of the Compensation Discussion and Analysis is to provide investors with “material information that is necessary to an understanding” of a company’s compensation policies and decisions regarding named executive officers. Moreover, in its guidance “Staff Observations in the Review of Executive Compensation Disclosure” dated October 9, 2007, the Securities and Exchange Commission Staff states “rather than presenting a specific requirement to disclose corporate and individual performance targets, the Commission adopted a principles-based disclosure model in which a company determines whether performance targets are a material element of its compensation policies and decisions. If a company determines they are material, Item 402 provides the disclosure framework for the company to follow.” We believe that the 2006 targets set with respect to corporate and individual performance measures are not material and are not necessary to an understanding of the 2006 Nortel annual bonus program under the Incentive Plan and the bonuses paid thereunder, which constitutes the basis for omitting their disclosure. A showing of confidentiality required by Instruction 4 is therefore not necessary.

Under the Incentive Plan, the amount of a named executive officer’s bonus award is determined by the following formula: annual base salary x target percentage x individual performance factor x corporate performance factor. In light of each of the following variables within this formula, the performance targets are not material to the 2006 Nortel annual bonus program:

•	design for the determination of the individual performance factor;
•	design for the determination of the corporate performance factor; and
•	discretion retained by the committee, and in certain cases the Nortel boards, with respect to each of the target percentage, individual performance factor and corporate performance factor.

As a result, the identification of any specific performance target for 2006 was not necessary for and immaterial to a true understanding of how a named executive officer’s 2006 bonus was derived.

Design for the Determination of the Individual Performance Factor

There was discretion under the 2006 Nortel annual bonus program for the individual performance factor to range from 0 to 1.5. Numerous operating objectives were identified, both qualitative and quantitative, for each named executive officer for 2006. At the end of the year, the committee, in conjunction with the chief executive officer (and with respect to the chief executive officer, in conjunction with the Nortel boards), reviewed the performance of each named executive officer with respect to his objectives and considered other subjective criteria. Based on the reviews, the committee approved an individual performance factor. There was no specific linear correlation between the achievement of objectives and the individual performance factor. Certain achievements were weighted more heavily than others and were disclosed in the 2007 Proxy (pages 27 – 29). However, all achievements (or lack thereof) and other subjective considerations played a part in the ultimate determination of the individual performance factor. While we believe it is important for shareholders to understand the types of objectives being set for the named executive officers and the material factors taken into account when evaluating individual performance, we do not believe that the Compensation Discussion and Analysis calls for, or would benefit from, the inclusion of each named executive officer’s full performance review or related performance targets. In the future, we will, as we did in 2006, point out any specific achievements that were material in the determination of the individual performance factor. We will also consider expanding our description of the types of objectives set for the named executive officers in order to provide more color with respect to the Company’s expectations.

Design for the Determination of the Corporate Performance Factor

Under the Incentive Plan, the corporate performance factor is deemed to be 1.0 throughout the year and may be adjusted up or down by the committee or the Nortel boards based on their determination of corporate performance. With respect to the design of the 2006

Nortel annual bonus program, the committee approved three areas of corporate performance for named executive officers to concentrate on in 2006 and a level of target performance with respect to each one -- revenue growth, management earnings before taxes and cash flow -- weighted 25%, 50% and 25%, respectively. Different combinations of actual corporate performance with respect to each of the performance targets could have resulted in achieving the target corporate performance factor of 1.0 and, as a result, the achievement of any one target would not necessarily have been determinative in calculating a named executive officer’s bonus.

Board/Committee Discretion

With respect to the 2006 bonuses, the committee used its discretion under the Incentive Plan to adjust the corporate performance factor (as determined mathematically) to take into account changes in business conditions and other circumstances. In this case, it reduced the corporate performance factor to reflect how it thought actual 2006 corporate performance should be taken into account for bonus purposes in response to the fact that one metric far under exceeded its target and one metric far over exceeded its target. The foregoing analysis may be found on page 22 of the 2007 Proxy. We also disclosed in the 2007 Proxy the achievement factor for each of the three criteria (based on actual performance against target) in order to provide shareholders with a sense of actual performance compared to the targets which were set.

As a result of each of the variables discussed above with respect to the bonus formula under the Incentive Plan, the identification of any specific performance target was not material and not necessary for an understanding of how a named executive officer’s 2006 bonus was derived. We believe that disclosure of the material elements of the 2006 Nortel annual bonus program contained in the 2007 Proxy was sufficient to give our shareholders a complete understanding of how the annual bonus amounts for our named executive officers were derived and that the disclosure of any one performance target, either corporate or individual, was unnecessary and immaterial. If, under any particular circumstances in the future, any further disclosure regarding corporate or individual performance targets could be viewed as material and necessary to a shareholder’s understanding of our annual bonuses, we will carefully consider including such additional disclosure.

4.	Please clarify what particular performance targets and threshold levels apply to each named executive officer.

As described in the immediately preceding response, we do not believe that target levels (corporate or individual) are material to an understanding of the Nortel 2006 annual bonus program. The corporate performance factor was determined the same way for each participant under the 2006 Nortel annual bonus program. In the future, we will, as we did in 2006, point out any specific achievements that were material in the determination of the individual performance factor for each named executive officer. Further, we will consider expanding our description of the types of objectives set for the named executive officers in order to provide more color with respect to the Company’s expectations.

5.

You disclose on page 22 that you revised performance targets due, in part, to your 2005 financial statement restatement. When you revise performance targets during the performance period, please disclose when the revisions were made and the reasons for the revisions.

In the future, if we revise performance targets during the performance period, we will disclose in greater detail when any material revisions were made and the reasons for such revisions unless such disclosure would result in competitive harm such that the disclosure may be omitted in accordance with Instruction 4 to Item 402(b).

Long-Term Incentives, page 23

6.

Please discuss more specifically how the committee determined the actual percentage of total target compensation that should comprise long-term incentive compensation awarded to each of the named executive officers. Also, discuss how the committee determined the amount of performance stock units awards that comprises an officer’s performance target.

In the future, we will clarify that the actual percentage of the long-term incentive component of total target compensation is determined as a result of the benchmarking of total target compensation against the comparator companies in consultation with the committee’s compensation consultant. We will further clarify that there are additional factors which may affect the determination of the long-term incentive component:

•	benchmarking of each component part of total target compensation (base salary, short-term incentives and long-term incentives);
•	internal comparison of roles and responsibilities of executive officers at similar levels; and
•	specific individual circumstances, in the discretion of the committee.

On page 24 of the 2007 Proxy, we discussed the distribution of long-term incentives for each named executive officer for 2006. The intended value of such long-term incentive awards was converted to the respective number of stock options, restricted stock units and performance stock units based on the twenty day average closing price of the Company’s common shares on the New York Stock Exchange as at a date approximately a week prior to approval by the committee and, in the case of stock options, included the Black Scholes option valuation factor. In the future, we will disclose how the amount of stock options, restricted stock units, and performance stock units, respectively, is determined.

Executive Termination and Retention Plan, page 24

7.

You describe various termination payment arrangements that you have with the named executive officers in this section and in the section starting on page 33. Please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, discuss why you structured the terms and payout levels of these arrangements as set forth in your disclosure.

As stated on page 24 of the 2007 Proxy, the stated purpose of the Change in Control Plan (formerly the Executive Termination and Retention Plan) is to reinforce and encourage the continued attention and commitment of specified executives to their respective duties without distraction arising from a possible change in control. In the future, we will clarify that as its purpose is to protect the Company and its shareholders, who might be very adversely affected if management were to be distracted, or were to depart, in the event a change in control transaction were to be proposed, it is consistent with our compensation objective of retaining qualified, high-performing executives, especially those determined by the committee to have a role critical to the business of the Company. We will also specify that the determination of participation in the Change in Control Plan is made independent of other compensation considerations, including total target compensation and its component parts.

In the future, we will also indicate that the terms and payout levels under the Change in Control Plan are periodically benchmarked against similar termination benefits of the comparator companies. For instance, in May 2007 the Company’s compensation consultant completed a benchmarking review of the Change in Control Plan against the comparator companies. In the future, we will disclose any material revisions to the Change in Control Plan as a result of such benchmarking exercise.

Nonqualified Deferred Compensation for Fiscal Year 2006, page 42

8.

Your disclosure on page 43 suggests that you make only matching contributions to an executive officer’s account. Please discuss your contributions to Mr. Hackney’s account in the last fiscal year, as it appears that he did not make any contributions.

The Nortel Networks Long-Term Investment Restoration Plan (or the LTI Restoration Plan) is a non-tax qualified plan and the Nortel Networks Long-Term Investment Plan (or the Investment Plan) is a tax qualified plan. As noted on page 43 of the 2007 Proxy, the LTI Restoration Plan is intended to provide employees with the portion of the matching contribution, if any, which cannot be made under the Investment Plan because of the compensation limitations of Section 401(a)(17) of the United States Internal Revenue Code (or the Code).

In 2006, Mr. Hackney made contributions to the Investment Plan; however, these contributions were not required to be disclosed in the Nonqualified Deferred Compensation Table. The Company contributions to the LTI Restoration Plan disclosed in the Nonqualified Deferred Compensation Table were made by the Company as matching contributions with respect to Mr. Hackney’s contributions to the Investment Plan and could not be made by the Company under the Investment Plan because of the compensation limits of the Code. In the future, we will make this process clearer in our disclosure.

Transactions with Related Persons and Indebtedness, page 60

9.

Clarify whether your related party transaction policy and procedures are in writing. If they are not in writing, disclose how the policy and procedures are evidenced. See Regulation S-K Item 404(b)(1)(iv).

The Company’s policy regarding related party transactions and related procedures is in written form. In the future, we will clarify this point in our disclosure.

Statement of Corporate Governance Practices, page 62

Independent Compensation Consultants, page 70

10.

Please disclose more specifically the role of your compensation consultant in your compensation processes and decisions. For example, disclose the material elements of the instructions or directions you provided each consultant with respect to the performance of the consultant’s duties and the extent to which the consultant conferred with your chief executive officer. See Regulation S-K Item 407(e)(3)(iii).

In addition to the disclosure on pages 70 and 71 concerning the consulting services provided by the compensation consultants, we will clarify the respective duties of each of management’s compensation consultants and the committee’s compensation consultants in the process from the development by management of material compensation proposals to the ultimate presentation of a given proposal to the committee and its deliberations.

We will also describe the limited interaction of the chief executive officer with the committee’s consultants. From time to time, the committee’s consultants confer with the chief executive officer and other members of management as directed by the committee with respect to material compensation matters. We will also clarify that the chief executive officer does not provide input concerning his own compensation to the committee or to the committee’s consultants.

* * * * * * * * * * * * * * * * * * * *

Nortel acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. Nortel also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * * * * * * * * * * * * * * * * * * *

Please contact the undersigned (905) 863-1144 with any questions or if we can be of any further assistance regarding the foregoing.

Yours very truly,

/S/ GORDON A. DAVIES

Gordon A. Davies

Chief Legal Officer (interim) and

Corporate Secretary

copy:	Mike S. Zafirovski, President and Chief Executive Officer, Nortel